EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31 (Dollars in Millions)	2008	2007	2006	2005	2004

Earnings
1. Net income	$2,946	$4,324	$4,751	$4,489	$4,167
2. Applicable income taxes, including expense related to unrecognized tax positions	1,087	1,883	2,112	2,082	2,009

3. Income before income taxes (1 + 2)	$4,033	$6,207	$6,863	$6,571	$6,176

4. Fixed charges:
a. Interest expense excluding interest on deposits	$2,805	$3,693	$3,133	$1,937	$1,171
b. Portion of rents representative of interest	83	76	71	70	69

c. Fixed charges excluding interest on deposits (4a + 4b)	2,888	3,769	3,204	2,007	1,240
d. Interest on deposits	1,881	2,754	2,389	1,559	904

e. Fixed charges including interest on deposits (4c + 4d)	$4,769	$6,523	$5,593	$3,566	$2,144

5. Amortization of interest capitalized	$—	$—	$—	$—	$—
6. Earnings excluding interest on deposits (3 + 4c + 5)	6,921	9,976	10,067	8,578	7,416
7. Earnings including interest on deposits (3 + 4e + 5)	8,802	12,730	12,456	10,137	8,320
8. Fixed charges excluding interest on deposits (4c)	2,888	3,769	3,204	2,007	1,240
9. Fixed charges including interest on deposits (4e)	4,769	6,523	5,593	3,566	2,144

Ratio of Earnings to Fixed Charges
10. Excluding interest on deposits (line 6/line 8)	2.40	2.65	3.14	4.27	5.98
11. Including interest on deposits (line 7/line 9)	1.85	1.95	2.23	2.84	3.88